SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)*

InsWeb Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45809K202
(CUSIP Number)

Osmium Partners, LLC
388 Market Street, Suite 920
San Francisco, CA 94111
Attention: John H. Lewis
Telephone: (415) 362-4485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [X].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.	45809K202

1	NAMES OF REPORTING PERSONS:

	John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		63,733

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,047,659

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		63,733

WITH	10	SHARED DISPOSITIVE POWER:

		1,047,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,111,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* Beneficial ownership information above is as of end of business of November 22, 2010, the date of the filing of this Schedule 13D.

Page 2 of 12 pages

CUSIP No.	45809K202

1	NAMES OF REPORTING PERSONS:

	Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,047,659

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,047,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,047,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, OO

* Beneficial ownership information above is as of end of business of November 22, 2010, the date of the filing of this Schedule 13D.

Page 3 of 12 pages

CUSIP No.	45809K202

1	NAMES OF REPORTING PERSONS:

	Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		213,972

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		213,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	213,972

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

* Beneficial ownership information above is as of end of business of November 22, 2010, the date of the filing of this Schedule 13D.

Page 4 of 12 pages

CUSIP No.	45809K202

1	NAMES OF REPORTING PERSONS:

	Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		672,423

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		672,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	672,423

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

* Beneficial ownership information above is as of end of business of November 22, 2010, the date of the filing of this Schedule 13D.

Page 5 of 12 pages

CUSIP No.	45809K202

1	NAMES OF REPORTING PERSONS:

	Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		90,019

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		90,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	90,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

* Beneficial ownership information above is as of end of business of November 22, 2010, the date of the filing of this Schedule 13D.

Page 6 of 12 pages

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of November 2, 2010, the Reporting Persons are disclosing their beneficial ownership in InsWeb Corporation on Schedule 13D instead of Schedule 13G.

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of InsWeb Corporation (the “Issuer”), with its principal executive offices located at 11290 Pyrites Way, Suite 200, Gold River, California 95670.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”, together with Fund I and Fund II, “Funds”); (4) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (5) John H. Lewis, a United States Citizen (“Lewis”).  Osmium Partners serves as the general partner of Fund I, Fund II and Fund III.  Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II and Fund III is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II and Fund III.  Osmium Partners also manages other accounts on a discretionary basis (“Other Accounts”).  Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in aggregate was $5,117,332 from working capital.

The source and amount of funds (excluding commissions) used by the Other Accounts in making their purchase of the shares of Common Stock owned by the Other Accounts was $336,525 from personal funds.

The source and amount of funds (excluding commissions) used by Mr. Lewis in making his purchase of the shares of Common Stock owned by him was $381,761 from personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

On November 2, 2010, certain of the Reporting Persons acquired shares of the Issuer’s Common Stock which, together with their prior collective holdings of shares of Common Stock, brought their collective beneficial ownership above twenty percent of the Issuer’s outstanding shares of Common Stock.

Page 7 of 12 pages

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. Interest in Securities of the Issuer.

(a)           As of November 22, 2010, the Reporting Persons beneficially own:

(i)	Fund I directly owns 213,972 shares of Common Stock representing 4.3% of all of the outstanding shares of Common Stock.

(ii)	Fund II directly owns 672,423 shares of Common Stock representing 13.5% of all of the outstanding shares of Common Stock.

(iii)	Fund III directly owns 90,019 shares of Common Stock representing 1.8% of all of the outstanding shares of Common Stock.

(iv)	Mr. Lewis directly owns 63,733 shares of Common Stock representing 1.3% of all of the outstanding shares of Common Stock.

(v)
Osmium Partners, as the general partner of each of the Funds and the investment manager of the Other Accounts, may be deemed to beneficially own the 1,047,659 shares of Common Stock held by them, representing 21.0% of all of the outstanding shares of Common Stock.

(vi)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 1,111,392 shares of Common Stock representing 22.3% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

As of November 2, 2010, the collective beneficial ownership of the Reporting Persons was 1,023,304 shares of Common Stock, representing 20.5% of the Issuer’s outstanding shares of Common Stock.

The percentages set forth in this response are based on the 4,991,476 shares of Common Stock outstanding as of October 29, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

(b)           Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and the Other Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 213,972, 672,423, 90,019 and 71,245 shares of Common Stock reported herein, respectively.  Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 63,733 shares of Common Stock held by him.

(c)           The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Page 8 of 12 pages

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/10/2010	1,337	$6.46	Purchase
11/9/2010	2,223	$6.40	Purchase
11/8/2010	7,366	$6.35	Purchase
11/3/2010	8,000	$6.31	Purchase
11/2/2010	9,355	$6.31	Purchase
10/22/2010	2,389	$6.80	Purchase
10/21/2010	2,256	$6.50	Purchase
10/18/2010	1,728	$6.35	Purchase
10/14/2010	1,422	$6.00	Purchase

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/10/2010	5,363	$6.46	Purchase
11/9/2010	6,677	$6.40	Purchase
11/8/2010	22,122	$6.35	Purchase
11/3/2010	25,000	$6.31	Purchase
11/2/2010	28,745	$6.31	Purchase
10/22/2010	7,611	$6.80	Purchase
10/21/2010	7,144	$6.50	Purchase
10/18/2010	5,372	$6.35	Purchase
10/14/2010	28,578	$6.00	Purchase

Spartan Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/3/2010	2,000	$6.31	Purchase
11/2/2010	8,000	$6.31	Purchase

Other Accounts

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/10/2010	6,000	$6.46	Purchase
11/3/2010	2,000	$6.31	Purchase
11/2/2010	13,000	$6.31	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  November 22, 2010

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium Capital,
LP, Osmium Capital II, LP, and
Osmium Spartan, LP

Page 10 of 12 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Page 11 of 12 pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of InsWeb Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  November 22, 2010

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium Capital,
LP, Osmium Capital II, LP, and
Osmium Spartan, LP

Page 12 of 12 pages